SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                             Amendment No. 1 to
                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                                ADT Limited
                              (Name of Issuer)


                  Common Shares, Par Value $.10 Per Share
                      (Title of Class and Securities)


                                 000915306
                   (CUSIP Number of Class of Securities)

                             Richard L. Handley
                 Senior Vice President and General Counsel
                         Republic Industries, Inc.
                  200 East Las Olas Boulevard, Suite 1400
                         Fort Lauderdale, FL 33301
                         Telephone: (954) 627-6000
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                             Stephen F. Arcano
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000


                             September 27, 1996
                       (Date of Event which Requires
                         Filing of this Statement)

           If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

          Check the following box if a fee is being paid with this
          Statement: ( )


                                 SCHEDULE 13D

     CUSIP No. 000915306

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     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Republic Industries, Inc.

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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)

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     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          OO

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     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

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     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

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                                     (7)  SOLE VOTING POWER
           NUMBER OF                      15,000,000
            SHARES                 -----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY
             EACH                  -----------------------------------
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                        15,000,000
             WITH                  -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

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     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          15,000,000

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     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          10.1%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON
          CO
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Item 1.        Security and Issuer.

               This Amendment No. 1 to Statement on Schedule 13D relates to the common shares, par value $.10 per share (the "Common Shares"), of ADT Limited, a corporation organized under the laws of Bermuda ("ADT"). The principal executive offices of ADT are located at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda.

Item 4.        Purpose of the Transaction

               Pursuant to an agreement dated as of September 27, 1996, Republic Industries, Inc. ("Republic"), R.I./Triangle, Ltd. ("Triangle") and ADT terminated by mutual consent the Agreement and Plan of Amalgamation dated as of July 1, 1996 and amended as of July 15, 1996 (as amended, the "Amalgamation Agreement") to which they were party. In connection therewith, ADT and Republic modified the terms of the Common Share Purchase Warrant granted by ADT to Republic (the "Warrant") to include certain restrictions on the issuance of Common Shares pursuant to the Warrant to any Person who has acquired interests in 10% or more of any class of shares of ADT (other than interests acquired by virtue of the holding of the Warrant) on the transfer of Common Shares issued to Republic or its affiliates upon exercise of the Warrant.

               The foregoing summary of the termination of the Amalgamation Agreement and the modifications to the Warrant does not purport to be complete and is qualified in its entirety by reference to Amendment No. 2 to Agreement and Plan of Amalgamation, dated as of September 27, 1996, by and among Republic, Triangle and ADT, which is attached as Exhibit D.

Item 5.        Interest in Securities of the Issuer.

               (a)-(b) The Warrant became exercisable upon termination of the Amalgamation Agreement. In connection with such termination, the Warrant was amended as described in Item 4. Republic may be deemed to have sole voting and dispositive power with respect to the ADT Common shares subject to the Warrant and, accordingly, may be deemed to beneficially own 15,000,000 Common Shares of ADT, or approximately 10.1% of the ADT Common Shares outstanding on August 5, 1996 (based on the number of Common Shares outstanding on such date as disclosed in ADT's Quarterly Report on Form 10-Q for the period ended June 30, 1996), assuming exercise of the Warrant.


Item 7.        Materials to be filed as Exhibits.

               Exhibit D --     Amendment No. 2 to Agreement and Plan of
                                Amalgamation, dated as of September 27,
                                1996, by and among Republic, Triangle and ADT.


                                 SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 2, 1996


                         Republic Industries, Inc.


                         By: /s/ Richard L. Handley
                             _________________________
                             Richard L. Handley
                             Senior Vice President and
                               General Counsel



                               EXHIBIT INDEX

Exhibit                      Description

   D Amendment No. 2 to Agreement and Plan of Amalgamation, dated as of September 27, 1996, by and among Republic, Triangle and ADT.